UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 02, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release     ANGLOGOLD ASHANTI TO ACQUIRE MINE WASTE
                                         SOLUTIONS FROM FIRST URANIUM CORPORATION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
ANGLOGOLD ASHANTI TO ACQUIRE MINE WASTE SOLUTIONS FROM FIRST URANIUM
CORPORATION
AngloGold Ashanti has agreed to acquire First Uranium (Pty) Ltd (South Africa) (“FUSA”), a wholly owned subsidiary of Toronto-based First Uranium Corporation (“FIUC”) and the owner of Mine Waste
Solutions (“MWS”), a recently commissioned tailings retreatment operation located in South Africa’s
Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for an aggregate cash consideration of US$335 million (the “transaction”). The transaction will be funded from cash reserves and debt facilities and remains subject to various conditions, detailed below.
“This is an excellent add-on opportunity for our Company located in a region where we already have a prominent presence,” said Mark Cutifani, CEO of AngloGold Ashanti. “The transaction provides us with valuable gold and uranium production, offers significant synergies, facilitates rehabilitation of this area and secures further and long-term employment opportunities. Not only will it add 75,000 to
80,000 ounces to our total output and provide further gold and uranium production upside and significant life extension through synergies between our existing assets and the assets of
FUSA/MWS but we have been able to fund a large part of this acquisition from cash generated from our operations”
The transaction is expected to provide a number of benefits to AngloGold Ashanti, including:
·    enhancing AngloGold Ashanti’s gold and uranium mineral resources and ore reserves. MWS’s tailings facilities contain a mineral resource of approximately 352Mt, containing 2.8Moz of gold and 62.1Mlbs of uranium. Following the transaction, combined with AngloGold Ashanti’s Vaal
River tailings (491Mt, containing 4.9Moz of gold and 92.3Mlbs of uranium), AngloGold Ashanti will own tailings facilities in the Vaal River region containing a combined mineral resource of
7.7Moz of gold and 154.4Mlbs of uranium;
·    improving AngloGold Ashanti’s annual gold production with an anticipated additional attributable net gold production of 75,000oz to 80,000oz per annum expected to increase to more than
100,000oz per annum in the longer term (taking into account the revised agreement with Franco
Nevada, as set out below);
·    enhancing AngloGold Ashanti’s position as a material long term uranium producer as a by-
product of its gold production. Once the MWS processing plant’s uranium circuit is installed and commissioned by AngloGold Ashanti in 2014 (the MWS processing plant, which has a capacity to treat 22Mt of tailings per annum, was designed to produce both gold and uranium, however under FIUC’s ownership the uranium circuit has yet to be finally installed and commissioned), it will allow AngloGold Ashanti to increase its long-term uranium production anticipated to between
3.0Mlbs and 4.5Mlbs per annum. AngloGold Ashanti produced 1.38Mlbs of uranium in 2011;
·    through the processing of both the Vaal River and MWS tailings facilities, the operation is anticipated to have a life in excess of 30 years. As a long-life surface tailings retreatment operation, the MWS operation will complement AngloGold Ashanti’s long-life South African underground operations;
·    with over 35-years of experience in the processing of tailings for the recovery of gold and uranium, AngloGold Ashanti can use its substantial available skills, technology and familiarity with the processing of tailings dams to maximise gold and uranium recoveries at MWS and to deliver improvements in throughput and operating costs; and

·    the acquisition of the MWS operation not only eliminates a substantial capital investment that would otherwise be required by AngloGold Ashanti to construct a plant to process its Vaal River tailings, but also, through the processing of these tailings dams, significantly reduces associated, long-term potential environmental liabilities, closure and rehabilitation costs at AngloGold
      Ashanti’s Vaal River operations.

In respect of MWS, FIUC previously entered into a financing arrangement with Franco Nevada Corp.
(“Franco Nevada”) that required the delivery of 25% of the gold produced by the MWS plant from the
MWS tailings dams at a price of US$400 per ounce (escalating at 1% per annum from December
2012). Consequently only 75% of the gold produced by the MWS processing plant is currently attributable to FIUC, with the remaining 25% being delivered to Franco Nevada. Conditional upon the implementation of the transaction, AngloGold Ashanti has entered into an amended agreement with Franco Nevada in terms of which the following improvements to the previous financing arrangement with FIUC have been agreed:

·    AngloGold Ashanti will have the ability to comingle its tailings with MWS tailings if required and feed these through the MWS processing plant;
·    AngloGold Ashanti’s total gold delivery obligations to Franco Nevada (25% of the gold production from the MWS processing plant, or greater at the sole election of AngloGold Ashanti) are capped at 312,500ozs effective from 1 January 2012. Once this cap is reached, 100% of the gold produced from the MWS processing facility will be attributable to AngloGold Ashanti; and
·    the current security package held by Franco Nevada over MWS assets has been replaced with an unsecured parent guarantee from AngloGold Ashanti.

The transaction remains subject to the fulfillment of various conditions precedent, including approvals from:

·    the South African Competition Tribunal;
·    the South African Reserve Bank;
·    the JSE Limited and the Toronto Stock Exchange, to the extent necessary
·    the holders of FIUC Group’s C$110m and ZAR418.5m convertible notes due 31 March 2013 and senior unsecured convertible debentures due 30 June 2012; and
·    no less that 66 2/3% of the total votes cast by the FIUC shareholders, as well as the approval of
      50.1% of the votes cast by the FIUC shareholders excluding the votes cast by AngloGold
      Ashanti, at a duly called and properly constituted meeting of FIUC shareholders.

The transaction is expected to be completed by the end of Q2, 2012.

AngloGold Ashanti currently holds a 19.8% equity interest in FIUC.

Johannesburg

2 March 2012

Sponsor and financial adviser: UBS
Legal Advisers: Edward Nathan Sonnenbergs
Legal Advisers as to Canadian Law: Fasken Martineau DuMoulin LLP

ENDS

Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637-6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Mike Bedford (Investors) +27 (0) 11 637 6273 / +27 (0) 82 3748820 mbedford@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company's 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 02, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary